SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 6 April 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares made on 3 March 2010
Enclosure 2	Director/PDMR Shareholding made on 3 March 2010
Enclosure 3	Notification Of Major Interest In Shares made on 5 March 2010
Enclosure 4	Transaction in Own Shares made on 10 March 2010
Enclosure 5	Transaction in Own Shares made on 17 March 2010
Enclosure 6	Transaction in Own Shares made on 22 March 2010
Enclosure 7	Transaction in Own Shares made on 24 March 2010
Enclosure 8	Director/PDMR Shareholding made on 30 March 2010
Enclosure 9	Director/PDMR Shareholding made on 30 March 2010
Enclosure 10	Director/PDMR Shareholding made on 30 March 2010
Enclosure 11	Transaction in Own Shares made on 31 March 2010
Enclosure 12	Total Voting Rights made on 31 March 2010

Enclosure 1

Wednesday 3 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 663 ordinary shares at a price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,695,903 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,531,126.

The above figure (7,752,531,126) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
TONY BALL
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
TONY BALL
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF ORDINARY SHARES
6. Description of
shares
(including
class),
debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
TONY BALL
8 State the nature of the transaction
PURCHASE OF ORDINARY SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
15,000 ORDINARY SHARES
10. Percentage of issued
class
acquired
(treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
12. Percentage of issued
class
disposed
(treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
116.6  pence per share
14. Date and place of transaction
3 MARCH 2010 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
PERSONAL HOLDING: SHARES -  15,000

16. Date issuer informed of transactions
3 MARCH 2010
if a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A
18. Period during which or date on which it can be exercised
N/A
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved
(class
and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A
22. Total number of
shares
or debentures over which options held following notification
N/A
23. Any additional information
N/A

24. Name of contact and telephone number for queries
FRANCIS O'MAHONY - 020 7356 6143
Name and signature of duly authorised officer of
issuer
responsible for making notification
FRANCIS O'MAHONY
Date of notification
3 MARCH 2010
END

Enclosure 3

TR-1 NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group Plc GB0030913577
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Norges Bank
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	4th March 2010
6. Date on which issuer notified:	5th March 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	232,628,942	232,628,942	229,307,480	229,307,480		2.96%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A		N/A	N/A	N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
229,307,480				2.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	Andrew Bennett
15. Contact telephone number:	+44 207 356 6027

Enclosure 4

Wednesday 10 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 40,951 ordinary shares at a minimum price of 61 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,654,952 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,572,077.

The above figure (7,752,572,077) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Wednesday 17 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 39,564 ordinary shares at a minimum price of 61 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,615,388 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,611,641.

The above figure (7,752,611,641) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

Monday 22 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 220,688 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,394,700 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,832,329.

The above figure (7,752,832,329) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Wednesday 24 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 48,020 ordinary shares at a minimum price of 61 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,346,680 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,880,349.

The above figure (7,752,880,349) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
PATRICIA HEWITT
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
PATRICIA HEWITT
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
THE PURCHASE OF 4,020 ORDINARY SHARES BY PATRICIA HEWITT
6. Description of
shares
(including
class),
debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
TRANSACT NOMINEES
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
4,020 ORDINARY SHARES
10. Percentage of issued
class
acquired
(treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.2437
14. Date and place of transaction
29 MARCH 2010 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
PATRICIA HEWITT
PERSONAL HOLDING: SHARES - 10,554

16. Date issuer informed of transactions
30 MARCH 2010
if a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANNA WATCH
Date of notification
30 MARCH 2010
END

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
JEFFREY KELLY

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY)  LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
6. Description of
shares
(including
class),
debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
JEFFREY KELLY
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -  786,096
10. Percentage of issued
class
acquired
(treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
N/A
12. Percentage of issued
class
disposed
(treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.246667
14. Date and place of transaction
29 MARCH 2010, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
JEFFREY KELLY
PERSONAL HOLDING
:
SHARES - 672,550
BT GROUP INCENTIVE SHARE PLAN:  SHARES -  786,096

16. Date issuer informed of transactions
30 MARCH 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANNA WATCH
Date of notification
30 MARCH 2010
END

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
TONY CHANMUGAM

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING OF AWARD UNDER THE BT GROUP RETENTION SHARE PLAN AND SALE OF SHARES TO COVER TAX DUE ON VESTING
6. Description of
shares
(including
class),
debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction
VESTING OF AWARDS UNDER THE BT GROUP RETENTION SHARE PLAN AND SALE OF SHARES TO COVER TAX DUE ON VESTING
9. Number of shares, debentures or financial instruments relating to shares acquired
TONY CHANMUGAM
SHARES VESTING UNDER THE RETENTION SHARE PLAN - 100,312
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
TONY CHANMUGAM
SHARES SOLD TO COVER TAX DUE ON RSP VESTING - 41,212
12. Percentage of issued
class
disposed
(treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.210763
14. Date and place of transaction
22 MARCH 2010, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES - 205,629
BT GROUP DEFERRED BONUS PLAN: SHARES - 153,308
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,192,517
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER     12,110 SHARES.

16. Date issuer informed of transactions
23 MARCH 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANNA WATCH
Date of notification
30 MARCH 2010
END

Enclosure 11

Wednesday 31 March 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 14,388 ordinary shares at a minimum price of 61 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,332,292 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,894,737.

The above figure (7,752,894,737) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Wednesday 31 February 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 398,332,292 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,752,894,737.
The above figure (
7,752,894,737
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 6 April 2010